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                           [Quantum Bridge Letterhead]



                                   May 25, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Shauna Steele

Re:  Quantum Bridge Communications, Inc.
     -----------------------------------
     Registration Statement on Form S-1 (File No. 333-52146)
     -------------------------------------------------------

Ladies and Gentlemen:

     Quantum Bridge Communications, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-52146). The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

     Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (978) 983-2566 or David A. Westenberg, Esq. at (617) 526-6626.

                                                Sincerely,

                                                /s/  Martin W. Pejko

                                                Martin W. Pejko
                                                General Counsel

cc:  David A. Westenberg, Esq.
     Michael D. Bain, Esq.
     Keith F. Higgins, Esq.